Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

September 3, 2024

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Tara Harkins, Vanessa Robertson, Daniel Crawford and Tim Buchmiller

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Re:	Bicara Therapeutics Inc.

Registration Statement on Form S-1

Filed August 22, 2024

File No. 333-281722

Dear Ladies and Gentlemen:

This letter is confidentially submitted on behalf of Bicara Therapeutics Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1, filed on August 22, 2024 (the “Registration Statement”), as set forth in the Staff’s letter, dated August 29, 2024, addressed to Claire Mazumdar (the “Comment Letter”). The Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-1 filed August 22, 2024

Capitalization, page 82

1.

Please reconcile the $164,064,000 of Series C redeemable convertible preferred stock as of June 30, 2024 presented in your capitalization table to the $164,604,000 of Series C redeemable convertible preferred stock presented within your consolidated balance sheet as of June 30, 2024 on page F-26.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 82 and 83 of Amendment No. 1 in response to the Staff’s comment.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY BICARA THERAPEUTICS INC.

September 3, 2024

Critical Accounting Polices and Estimates

Common Stock Valuation, page 100

2.

We note your updated disclosure that no stock options were granted using common stock valuations prepared under PWERM. Please revise your disclosure to address the significant stock options granted in August 2024.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 100, 101 and 102 of Amendment No. 1 in response to the Staff’s comment.

3.

We note your response to comment 12 from our letter dated July 5, 2024. We note that you utilized your June 28, 2024 common stock valuation to value your 30.0 million stock options granted during August 2024. We further acknowledge the factors that you outlined related to the significant increase from your June 28, 2024 fair market value of your stock to the initial preliminary offering price range. Please explain to us in more detail and disclose the continued positive developments that you considered and provide us with an analysis of whether potential additional stock compensation expense would be material since there was a short period of time from your fair value determination on August 19th and the determination of your preliminary IPO range.

RESPONSE: The Company respectfully submits to the Staff the below additional detail regarding the grant of approximately 30.0 million stock options in August 2024 (the “August 2024 Option Grants”) and continued positive developments with respect to the Company’s business that occurred subsequent to June 28, 2024, the date of the Company’s most recent determination of the fair value of its Common Stock (the “June 2024 Valuation”). First, the Company respectfully notes that the board of directors of the Company (the “Board”) approved the June 2024 Valuation on August 6, 2024. On that date, the Board also approved options to purchase 29,250,000 shares of common stock, subject to the approval of a certificate of amendment to the fourth amended and restated certificate of incorporation (the “Charter Amendment”) by the appropriate stockholders of the Company to increase the number of shares of common stock authorized. The requisite stockholders voted to approve the Charter Amendment on August 13, 2024, and, once the Charter Amendment was declared effective by the state of Delaware on that date, the options were declared effective as of that date. Given the uncertainty around whether the Company would proceed with an IPO given the factors detailed below, the options were granted contingent on the closing of the IPO and if the IPO was not to close by December 31, 2024, the options would be forfeited.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY BICARA THERAPEUTICS INC.

September 3, 2024

•

The Company respectfully notes that if the Company had applied a weighting of 100% to the short term IPO scenario in the third-party valuation as of June 28, 2024, the estimated fair value of the Common Stock would have been $1.69 per share, before giving effect to any discount for lack of marketability (“DLOM”), which is merely $[***] below the lower end of the range and $[***] below the mid-point of the range currently contemplated in the offering. As further detailed below, the Company does not believe that the potential additional stock compensation expense would be material.

•

The Company respectfully notes that it did not receive the final preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) until August 27, 2024, twenty-one (21) days after the Board approved the August 2024 Option Grants on August 6, 2024. The Company had received an initial preliminary price range on August 9, 2024 and continued to receive revised ranges until the final range was determined on August 27, 2024. Prior to receiving the Preliminary Price Range, we relied on the probability-weighted expected return method (“PWERM”) reflected in the June 2024 Valuation, with an IPO scenario probability weighting of 50% and continued operation as a private company scenario of 50% for valuation purposes.

•

Furthermore, the Company respectfully notes that the Company continued to conduct testing-the-water meetings throughout August 2024, up until August 21, 2024, when the Company concluded its final meeting and received blinded investor feedback from the Company’s investment banking syndicate. This feedback gave the Company the necessary information to proceed with publicly filing the Registration Statement with the Commission on August 22, 2024.

•

The Company also continued critical hires in August 2024 to prepare for a potential IPO and continued business and clinical operations as a public company, including hiring (i) a Vice President, of Commercial Operations, (ii) Medical Director, (iii) a Senior Director of Clinical Operations, (iv) a head of Investor Relations and Corporate Communications and (v) a Chief of Staff & Director of Corporate Development. The latter two individuals began their employments on August 19, 2024, and were granted collectively the remaining amount of the August 2024 Option Grants, options to purchase 700,000 shares of common stock.

•

During mid to late August 2024, the Company also completed and progressed several clinical and operational milestones, including receiving commitments from major enrollment sites across Europe, Latin America and from notable organizations, and finalizing the statement of work for the Phase 2/3 clinical trial with the Company’s primary contract research organization.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY BICARA THERAPEUTICS INC.

September 3, 2024

•

The Company respectfully reiterates the recent relevant macroeconomic factors which contributed to significant volatility and uncertainty around the potential timing for the IPO that contributed to the Company’s determination that the June 2024 Valuation was still appropriate as of August 6, 2024, August 13, 2024 and August 19, 2024, including the (i) volatile market conditions, as illustrated by the significant drop on August 5, 2024 through all three major indexes (Dow industrials, S&P 500 and Nasdaq Composite) and (ii) general weakness of the IPO market for biotechnology IPOs, as illustrated by the two biotechnology IPOs that were completed from June 27, 2024 through August 22, 2024, Alumis Inc. and Artiva Biotherapeutics Inc., with (a) Alumis pricing at the low end of the price range included in the preliminary prospectus, (b) Artiva Biotherapeutics Inc. pricing $2 below the price range included in the preliminary prospectus, and (c) both securities trading significantly below issue since pricing.

•

Between August 19, 2024, and August 22, 2024, the three major indexes showed signs of strengthening and since the Company’s filing of the S-1 on August 22, 2024, approximately two other biotechnology companies have publicly filed an S-1 registration statement for their initial public offering, signaling increasing strength in the IPO market as well.

The Company respectfully advises the Staff that it does not believe that using the midpoint of the Preliminary Price Range ([$***])would be material to the financial statements. Based on the June 2024 Valuation, the fair value of common stock would be $1.10 per share after taking into consideration the PWERM approach with a 50% probability of an IPO scenario and a 50% probability of continuing operations as a private company scenario and applying a 15% DLOM adjustment consistent with the third-party valuation approach. The fair value of the stock options using Black-Scholes option pricing model would be $0.84 per share. Taking into account the fact the Company issued 30.0 million shares, this would result in an additional $2.3 million stock compensation expense over a four-year vesting period, or $0.6 million per year. The Company is expecting to incur approximately $[***] in expenses for the year ended December 31, 2024. As a result, the potential additional stock compensation expense would only increase expected annual expenses by 0.7%. Since the potential additional stock compensation would increase expected annual expenses by 0.7%, the Company would not consider it to be material.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY BICARA THERAPEUTICS INC.

September 3, 2024

Principal Stockholders, page 186

4.	For your new board members, Dr. Powell and Dr. Bowden, please update the beneficial ownership information to show the ownership of these directors in accordance with Item 403(b) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 189 and 191 of Amendment No. 1 in response to the Staff’s comment.

Notes to Unaudited Condensed Consolidated Financial Statements

12. Subsequent Events, page F-45

5.	Please quantify the amount of the stock compensation expense you expect to recognize for the option grants issued subsequent to June 30, 2024.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page F-45 of Amendment No. 1 in response to the Staff’s comment. As noted in the revised disclosure, compensation cost will not be recognized until it is probable that such performance condition will be achieved and must be reevaluated each reporting period. Management will go through the probability assessment during their normal close process in preparing the books and records of the Company for their next quarterly filing and determine if the probability threshold has been met.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1329.

Sincerely,

/s/ Gabriela Morales-Rivera
Gabriela Morales Rivera

Enclosures

cc:	Claire Mazumdar, Bicara Therapeutics Inc.

Ryan Cohlhepp, Bicara Therapeutics, Inc.

Ivan Hyep, Bicara Therapeutics, Inc.

Lara Meisner, Bicara Therapeutics, Inc.

Kingsley L. Taft, Goodwin Procter LLP

FOIA CONFIDENTIAL TREATMENT REQUESTED BY BICARA THERAPEUTICS INC.